October 7, 2022

VIA EDGAR

Jennifer Gowetski
Amanda Ravitz
Disclosure Review Program
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The PNC Financial Services Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 16, 2022
File No. 001-09718

Dear Ms. Gowetski and Ms. Ravitz:

The PNC Financial Services Group, Inc. is in receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 22, 2022 (the “Comment Letter”) with respect to the above-referenced Definitive Proxy Statement on Schedule 14A filed with the Commission on March 16, 2022. We acknowledge the Staff’s comments contained in the Comment Letter and confirm that we will enhance our future proxy disclosures in accordance with the topics discussed in the Comment Letter as well as any material developments to our risk oversight structure.

Should you have any questions or comments, or if you require any further information with respect to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Laura Gleason
Laura Gleason
Managing Senior Counsel

(p) (412) 645-5001
laura.gleason@pnc.com

cc: William S. Demchak
     Chairman, President and Chief Executive Officer, The PNC Financial Services Group, Inc.

The PNC Financial Services Group
The Tower at PNC Plaza 300 Fifth Avenue Pittsburgh, Pennsylvania 15222
www.pnc.com